Exhibit 20

To Our Shareholders

It is my pleasure to report to you that despite the health and economic impact of COVID-19, your Company’s track record of solid financial performance continued in 2020. Farmers & Merchants Bancorp generated record net income of $58,734,000, up 4.8% over 2019. Earnings per share of common stock were $74.03, up from $71.18 the year before. Key financial ratios for 2020 were exceptional including return on average assets of 1.43% and return on average equity of 14.60%. Loan portfolio performance and operational efficiency ratios also remained strong. Our focus on agriculture, an industry that continued to prove resilient despite COVID-19, was once again a core strength. Based on the record profits, cash dividends per share of common stock were increased for the 56th consecutive year to $14.75. The strong 2020 results enabled Farmers & Merchants Bank of Central California to remain the only commercial bank in California to receive the “Five Star” national rating from BauerFinancial for 30 consecutive years of strength and profitability.
As an essential industry, all F&M Bank branches remained open regular business hours over the past year, and our employees diligently reported to work in order to serve our customers. This was made possible because we acted early to implement reasonable safety protocols across the Bank, which protected both our employees and customers. Not all banks responded in this manner, with many of them closing branches and reducing service hours. As a result of our customer-oriented strategy, we were able to achieve record growth in 2020 as many new customers moved their banking relationship to F&M.

Farmers & Merchants Bancorp’s historic profits in 2020 were also the result of our continuing focus on developing new business and delivering excellent customer service. These efforts helped grow total deposits to $4.1 billion, up $782.2 million, or 23.9% over 2019. Importantly, lower cost checking account balances continued to grow and at year-end 2020 represented a favorable 58.6% of total deposits up from 53.9% at year-end 2019. Our team also helped grow total loans outstanding to $3.1 billion, an increase of $426.6 million, or 16.0% from the prior year. Total assets expanded 22.3% to $4.55 billion from $3.7 billion at the end of 2019. The total Risk Based Capital ratio continued to strengthen and exceeded Regulatory Guidelines at 12.59%, up from 12.36% at the end of 2019.

Your Company’s loan portfolio performed exceptionally well in 2020, despite the challenges of COVID-19. We ended 2020 with non-accrual loans totaling only $495,000 and “Other Real Estate Owned” totaling a modest $873,000. At December 31, 2020, the Company’s Texas Ratio was remarkable at only 0.29%.  The Allowance for Credit Losses, our cushion for future economic downturns, increased $4.5 million during 2020 to $58.9 million, the highest level in our Company’s history.

Although the challenges from COVID-19 continue, we remain optimistic about Farmers & Merchants Bancorp’s long-term future. During 2020, we further enhanced our electronic banking platform in order to remain current with changing technology. Additionally, we completed significant remodels of our Turlock Geer Road and Galt Main branches and refreshed the Concord Branch. We are now prepared to resume our expansion into the East Bay by completing the build-out of the two branch locations we had previously acquired in Walnut Creek and Oakland. The new Oakland branch will be in Montclair Village and is scheduled to open in late 2021 or early 2022. The Montclair location gives us a physical presence in Alameda County; a new contiguous market with favorable competitive landscape and tremendous economic opportunities. Our acquisition of the former Target garden center in Walnut Creek will provide us with a key location to build our East Bay flagship Branch. We anticipate completing construction and moving into this facility in late 2022.
Your Company may face some headwinds from increases in federal income tax rates that have been proposed by the Biden Administration. Federal tax rates are currently 21%, having been reduced in 2017 when the Trump Administration’s proposal was adopted by Congress. The benefits received from the Trump tax cuts were used to increase hourly employees’ wages, hire additional customer sales and service staff, and substantially increase our investment in the Bank’s infrastructure to support future growth. The new Administration is proposing to increase those tax rates to 28% which will reduce our profitability. Although we do not currently anticipate that this will occur until 2022, the impact to our net income may affect our ability to fund certain initiatives that support our growth. However, your Board of Directors and executive managers are committed to making appropriate adjustments to more efficiently operate the Company should the new proposed tax structure be enacted.

As always, our employees deserve recognition for their dedication and hard work this past year. This was particularly true in 2020. Despite the challenges of COVID-19, their focus on delivering the highest quality customer service played a major role in the growth and profitability of the Bank this past year. They undertook an extraordinary effort in the second quarter of the year to assist 1,540 businesses impacted by the health crisis by providing SBA Paycheck Protection Program loans to help fund ongoing payroll and other expenses. Thousands of jobs would have been lost if not for the relief provided by these loans.
Given the Company’s current direction and momentum, we are looking to 2021 and beyond with great anticipation and remain positive about the future. On behalf of the Directors and employees at Farmers & Merchants Bancorp, thank you once again for your confidence and support.
/s/ Kent A. Steinwert

Kent A. Steinwert
Chairman of the Board,
President & Chief Executive Officer